UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: March 31, 2008

Investor Relations

March 2008


Edenor

The Argentine Electricity Industry



Since its privatization in 1992, the Electricity Sector has been unbundled into three separate activities.

Generation	Transmission	Distribution

Generation

- 43 Generator Companies
- 24,352 MW Installed Capacity
  - 54% Thermal
  - 42% Hydro
  - 4% Nuclear
- ~90% Privatized



Transmission

- Transener, the national grid company responsible for 95% of the country electricity flows, with more than 14,000 km of transmission lines.
- 6 Regional Transmitters (220/132 kV)
- ~100% Privatized



Distribution

- 28 relevant companies
- 96,812 GWh p.a.
- ~ 70% privatized



Source: Edenor.

Company Highlights



Investment Highlights



- Largest Electricity Distributor in Argentina
- Attractive and Diversified Client Base in a Highly Developed Metropolitan Area
- Significant Tariff Upside
- Optimal Levels of Operating Performance and Efficiency
- Committed and Seasoned Management Team and Strong Local Sponsor
- Strong Cash Generation & Well-Balanced Capital Structure
- Class B shares listed in NYSE and BASE

Ownership Structure




PAMPA
EASA
Class A
Shares
51.0%
Public Float
Class B
Shares
48.8%
ESOP
Class C
Shares
0.2%
Edenor

Floating Class B Shares listed in NYSE and BASE

- First Certification of SOX 404 scheduled to take place in 2009 in respect to the year ended December 31, 2008

Indirectly controlled by Pampa Holding

- Strong local and international networks
- Largest Integrated Platform in the Argentine Electricity Sector:
  - Owns a 50% interest in the company that controls the main electricity transmission company in Argentina, (Transener);
  - Has controlling stakes in four generation plants.

Source: Edenor.



Diversified Customer Profile

Edenor's balanced client composition allows the company to avoid exposure to a single segment of the economy.



US$ Revenues



Public Lighting 3%
Others 2%
Residential 29%
Wheeling System 5%
Industrial 28%
Small Commercial 16%
Medium Commercial 17%

Total 2007 Net Sales: US$629,4 mm (2)

Energy Sold (in GWh)



Public Lighting 4%
Others 2%
Residential 40%
Wheeling System 17%
Industrial 20%
Medium Commercial 9%
Small Commercial 8%

Total 2007 Energy Sold: 17,886 GWh

Number of customers (in 000s)	
Residential	2,162.6
Small Commercial	292.6
Medium Commercial	28.7
Industrial	5.2
Wheeling System	0.6
Others[1]	0.4
Total	**2,490.1**

Source: Edenor ; Note: Figures for the year ended December 31, 2007, FX rate Ps. 3.15 to US$1.00

(1) Others includes shantytowns and public lighting

(2) Includes the effect of the retroactive tariff adjustment of Ps.218.6 million (US$ 69.4 mm) which is being invoiced in 55 monthly installments starting in February 1st, 2007. Of this amount US$15.0 million were invoiced as of December 31, 2007.

Sales evolution – 2007/2006 (month/month)

Residential demand is growing at a rate of 14.4% (2007/2006) in a context of frozen tariffs





Energy Sold (in GWh)
15.677
16.632
17.886
6.1%
7.5%
2005
2006
2007

	2007	2006	GWh	%
T1 - Residential	7.147,8	6.249,6	898,2	14,4%
T1 – Small Commercial	1.485,2	1.433,1	52,1	3,6%
Shantytowns and others	319,8	279,0	40,8	14,6%
T1 – Public Lighting	642,7	650,2	-7,5	-1,2%
T2 - Medium Commercial + Wheeling System	1.551,9	1.454,6	97,3	6,7%
T3 - Industrial + Wheeling System	6.738,7	6.565,9	172,8	2,6%
Total Sales	17.886,1	16.632,4	1.253,7	7,5%

Source: Edenor

Operating Indicators



Despite the increase in our non-residential tariffs, past due receivables remain stable.

Past Due Receivables Evolution (in Ps mm)

- Evolution



54
37
31
22
22
23
31
41
35
30
32
29
29
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Days of Past Due Receivables (Annual Average)

- Evolution



18,5
12,5
9,7
6,6
6,2
6,3
8,7
11,6
9,6
7,0
6,3
5,2
4,0
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Despite the recent VAD increase in our non-residential customers, our past due receivables remained at the same level, while our days of past due receivables, (calculated as past due receivables x 365 days / energy billed) decreased from **5.2** days to **4.0** days.

Source: Edenor

Tariff Regularization Impact

Edenor's profitability growth is closely related to the tariff adjustment process, which is in its initial phase of implementation.



Regularization Overview

Interim Tariff Increase – Applied in February 2007

- **VAD increase** (including CMM).

  CMM = Inflation; exchange rates; price of diesel; construction costs index; salaries cost index

- **Retroactive tariff increase** for the November 2005 to January 2007 period being collected in 55 monthly installments, from February 2007 onwards.
- **No increase has been applied to residential customers since 2001.**

Integral Tariff Revision - Expected

- Integral Tariff Revision process – currently in discussions with the Regulatory Authorities
- The target is a distribution margin that allows Edenor to achieve a reasonable return on its regulated asset base.

EBITDA [2] Impact (in US$mm)

- 2007 Adjusted, **excludes** the total amount of the retroactive tariff increase[4] (US$ 69,4 mm), which represent US$ 15.0 mm per annum for 4.5 years.



$122,2
$70,2
2006
2007 Adjusted[3]

(1) Increases obtained under the CMM will remain in effect under the new tariff structure.
(2) Defined as operating income plus depreciation and amortization.
(3) Adjusted to reflect the 2007 EBITDA excluding the effect of the retroactive portion of the tariff adjustment (US$69.4 million). This EBITDA is representative of 11 months of VAD increase. This amount is not intended to be representative of an EBITDA cash.
(4) Is the full amount corresponding to the retroactive portion of the VAD increase (including the CMM) charged to our non-residential customers for the period from November 1, 2005 up to January 31, 2007. (Ps. 218,6mm)

Source: Edenor

The Case for Tariff Upside



EBITDA 2007

	(USD MM)
Operating Profit / EBIT	$ 136.3
Amortization	$ 55.3
EBITDA	**$ 191.6**
Less retroactive tariff adjust. (1)	$ 69.4
Adjusted EBITDA 2007 (2)	**$ 122.2**

Gross PP&E	$ 2,319
After Tax Adjusted EBITDA (3)	$ 79
Rate of Return on Gross Assets	3.4%

Comparable Latin American Distribution Companies have more than 10% Return on Gross Assets

	1996	1997	1998	2000	2001	2002	2003	2004	2005	2006	2007
EDENOR'S ROA (%)	7.6	9.7	9.8	10.0	9.4	4.4	3.6	2.8	2.5	2.2	3.4

(1) Is the full amount corresponding to the retroactive portion of the VAD increase (including the CMM) charged to our non residential customers for the period from November 1, 2005 up to January 31, 2007. (Ps. 218,6mm)

(2) Does not include the portion of the retroactive Tariff Adjustment. The ENRE authorized Edenor to charge its non-residential customers the retroactive portion of the tariffs increase for the November 2005- January 2007 period, which amounts to US$69.4 million (Ps. 218.6 mm), being invoiced in 55 monthly instalments). this EBITDA is representative of 11 months of VAD increase.

(3) After tax EBITDA = Operating income plus depreciation and amortization charges, less the tax charge resulting from the application to this amount of the federal income tax rate (currently, 35%).

The Case for Tariff Upside (Continued)



Edenor currently has very low returns on its asset base when compared to its regional peers.



Returns on Gross Asset Base (1)
(After Tax EBITDA/ Gross PP&E)
9,6%
3,4%
8,3%
10,4%
10,5%
12,1%
12,3%
16,7%
EDENOR '97-'01 Avg.
EDENOR 2007
Celesc (Brazil)
Light (Brazil)
Cemig (Brazil)
Chilectra (Chile)
Electropaulo (Brazil)
Copel (Brazil)

Source: Edenor and Bear Stearns (Estimates).
(1) Note: Post-tax return on our gross asset base (ROA) = as operating income plus depreciation and amortization charges, less the tax charge resulting from the application to this amount of the federal income tax rate (currently, 35%), divided by the value of our gross asset base (adjusted by inflation). Figures correspond to December 2007 (Full Year on Income Statement).

The Case for Tariff Upside (Continued)

Edenor's tariff is also very low when compared to other markets.

International Residential Tariffs
(Demand 275 KWh/monthly – US$ cents/KWh)



¢9.4
¢3.0
¢13.1
¢16.4
¢16.6
¢17.9
¢21.0
¢23.4
Argentina (Avg '96 - '01)
Edenor (Current Avg)
Peru
France
Spain
England
Chile
Brasil



Sources: EC Statistics in Focus and Energy Advice Limited; Edenor S.A. and companies web pages.

The Case for Tariff Upside (Continued)



Residential Customers, who have not had yet any tariff increase, accounted for 29% of Edenor's total revenues in 2007.

Residential Customers (2007)

Residential Customers Bimonthly Consumption Brackets	Number of Clients	Client Brackets as % of Total	Annual Consumption (GWh)	Annual Consumption (GWh) as % of Residential Consumption	% of Edenor's Total Revenues	Current Avg. monthly Bill (US$) (1)
0-300 KWh	707,115	33%	714	10%	5%	$4.1
301-400 KWh	303,162	14%	638	9%	3%	7.0
401-600 KWh	464,910	21%	1,379	19%	6%	8.3
601-1000 KWh	426,562	20%	1,960	27%	7%	10.9
>1001 KWh	260,837	12%	2,457	34%	8%	18.5
Total	**2,162,586**	**100%**	**7,148**	**100%**	**29%**	**$8.5**

(1) Avg. $/US$ rate: 3.15
Source: Edenor



Financial Highlights



Capital Expenditures



Edenor will undertake its Capital Expenditures plan to sustain its efficient and effective operational growth.

Comments

- Edenor's concession does not require mandatory capital expenditures.
- However, the concession sets forth specific service quality standards which must be met.

December 31, 2007 CAPEX

As part of its 10 years CAPEX plan, Edenor invested in 2007 US$ 108.8 million, mainly in the following activities:

- 68.7% in new connections (due to increases in the Company's customer base) and grid enhancement ;
- 20.4% in network maintenance and improvements;
- 10.9% in systems, communications and legal requirements.

Source: Edenor S.A.

Financial Performance

Even with frozen tariffs, the Company was able to maintain a sound capital structure.

DEBT / EBITDA [(1)]



4,1x
5,6x
6,2x
7,1x
9,1x
5,4x
1,7x
2001
2002
2003
2004
2005
2006
2007

EBITDA [(1)] / Interest Expense



3,0x
2,6x
3,0x
2,4x
1,9x
2,1x
11,4x
2001
2002
2003
2004
2005
2006
2007

Debt amortization profile



In millions of US$
500,0
400,0
300,0
200,0
100,0
0,0
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Floating
Par2016
Par2017

Debt Profile at December 31, 2007 (In US$ millions)

	Outstanding Principal	2008 Interest (E)
Fixed rate 2016 (2)	80.0	4.0
Floating rate 2019	12.7	0.8
Fixed rate 2017	220.0	23.1
Total	**312.7**	**27.9**

Source: Edenor.
Note: All figures based on Argentine GAAP.
(1) Defined as operating income plus depreciation and amortization charges
(2) Step up coupon from 3% to 10% over time. Current rate 5%

Disclaimer



The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target," or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements." Further, if Edenor's actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States.

The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without Edenor's prior written consent.